THE COAST DISTRIBUTION SYSTEM, INC.

350 Woodview Avenue

Morgan Hill, California 95037

(408) 782-6686

January 27, 2011

VIA EDGAR

Division of Corporation Finance

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Attention:    David R. Humphrey, Branch Chief,

Re:	The Coast Distribution System, Inc. (File No. 1-9511)
Form 10-K for Year Ended December 31, 2009, Filed March 31, 2010
Company Response to SEC Staff Supplemental Comment Letter dated January 25, 2011

Ladies and Gentlemen:

Set forth in the attachment to this letter is the response of The Coast Distribution System, Inc. to the comment in the letter dated January 25, 2011 (the “Supplemental Comment Letter”), of the Staff of the Securities and Exchange Commission (the “Staff”) relating to the Company’s 2009 Annual Report on Form 10-K filed with the Commission on March 31, 2010.

If you have any questions or would like to discuss these responses with us, please do not hesitate to call me at (408) 782-6686, Ext. 2167.

Sincerely,

/s/ SANDRA A. KNELL
Sandra A. Knell, Executive Vice President & Chief Financial Officer

cc:	Margery Reich, Senior Staff Accountant

Beverly A. Singleton, Staff Accountant

RESPONSE OF THE COAST DISTRIBUTION SYSTEM, INC. (FILE NO. 1-9511) TO THE COMMENT, IN THE LETTER DATED JANUARY 25, 2011 FROM THE STAFF OF THE SECURITIES AND EXCHANGE COMMISSION,

RELATING TO THE FORM 10-K FOR THE FISCAL YEAR ENDED DECEMBER 31, 2009

Form 10-K (Fiscal Year Ended December 31, 2009)

Consolidated Statements of Operations, Page 31

1. WE HAVE REVIEWED YOUR RESPONSE TO OUR PRIOR COMMENTS 1 AND 2. WITH RESPECT TO YOUR AVERAGE ANNUAL INCOME USED IN THE INCOME TEST FOR INCOME FROM CONTINUING OPERATIONS, WE NOTE THE AMOUNT OF $3,025,000 WAS BASED ON AN AVERAGE OF 4 YEARS, WHEREAS THE AVERAGE INCOME SHOULD HAVE BEEN COMPUTED USING AN AVERAGE OF 5 YEARS, NOTWITHSTANDING THAT A ZERO AMOUNT HAD BEEN ASSIGNED TO THE LOSS YEAR. AS RECOMPUTED, THE AVERAGE ANNUAL INCOME WOULD HAVE BEEN $2,420,000. SINCE SUCH RECOMPUTED AMOUNT IS STILL MORE THAN 10 TIMES THE FISCAL YEAR ENDED DECEMBER 31, 2009 PRE-TAX INCOME FROM CONTINUING OPERATIONS, THE OUTCOME OF THE TEST HAS NOT CHANGED. FOR FUTURE REFERENCE, PLEASE NOTE THAT THE INCOME AVERAGING TEST REQUIRES THE USE OF 5 YEARS AS THE DENOMINATOR. IN ADDITION, AS YOUR INVESTMENT IN ACCESSORIOS REPRESENTS A SIGNIFICANT PORTION OF “OTHER ASSETS” PLEASE GIVE CONSIDERATION TO DISCLOSING THE NATURE OF THIS INVESTMENT AND ITS ACCOUNTING, ALONG WITH ANY MATERIAL CHANGES FROM ONE YEAR TO THE NEXT, IN YOUR NOTES TO THE FINANCIAL STATEMENTS.

Company Response:

As requested by the Staff, we will give consideration to disclosing, in the notes to our financial statements included in our future Form 10-K filings, the nature of the Company’s investment in Accessorios, along with a discussion of the manner in which we account for that investment, and any year-over-year material changes that may have occurred therein.

Acknowledgements

We also acknowledge that:

•	We are responsible for the adequacy and accuracy of the disclosure in our filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	We may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.